UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

  For the transition period from              to             .

Commission file number: 000-12154

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RENASANT CORPORATION

209 Troy Street

Tupelo, MS 38802

THE PEOPLES BANK & TRUST COMPANY

401(k) PLAN

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2005 AND 2004

THE PEOPLES BANK & TRUST COMPANY

401(k) PLAN

All other schedules are omitted because there is no information to report.

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

401(k) Oversight Committee

Renasant Bank

Tupelo, Mississippi

We have audited the accompanying statements of net assets available for benefits of The Peoples Bank & Trust Company 401(k) Plan as of December 1, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of The Peoples Bank & Trust Company 401(k) Plan as of December 31, 2005 and 2004, and for the years then ended present fairly, in all material respects, the net assets available for benefits of The Peoples Bank & Trust Company 401(k) Plan as of December 31, 2005 and 2004, and changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles in the United States of America.

401(k) Oversight Committee

Renasant Bank

Our audits of the Plan’s financial statements as of and for the years ended December 31, 2005 and 2004, were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements as of December 31, 2005, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ T. E. Lott & Company

Columbus, Mississippi

June 15, 2006

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
Assets:
Investments at fair value (Notes E and F)	$33,135,269	$32,608,500
Participant notes receivable	21,664	27,161

Total investments	33,156,933	32,635,661

Receivables:
Employer contribution	2,613,339	153,160
Dividends	104,109	20,282
Other	26,503	326,862

Total receivables	2,743,951	500,304

Total assets	$35,900,884	$33,135,965
Other liabilities	7,158	299

Total liabilities	7,158	299

Net assets available for benefits	$35,893,726	$33,135,666

The accompanying notes are an integral part of these statements.

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Additions:
Investment income:
Interest	$119,612	$6,577
Dividends	472,661	76,676
Net (depreciation) appreciation in fair value of investments (Notes E and F)	(150,208)	497,712

Total investment income	442,065	580,965

Contributions:
Employer	2,613,339	783,160
Participant deferrals	2,067,695	1,544,115
Rollovers	749,648	426,666

Total contributions	5,430,682	2,753,941

Total additions	5,872,747	3,334,906

Deductions:
Benefits paid to participants	3,114,287	727,232
Certain deemed distributions	—	765
Other expenses	400	100

Total deductions	3,114,687	728,097

Net increase in net assets available for benefits	2,758,060	2,606,809

Net assets available for benefits:
Beginning of year	33,135,666	10,977,519

End of year before transfer of plan assets from merged plans	$35,893,726	$13,584,328
Transfer from merged plans (Note A)	—	19,551,338

Net assets available for benefits after transfer of plan assets from merged plans	$35,893,726	$33,135,666

The accompanying notes are an integral part of these statements.

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE A – DESCRIPTION OF PLAN

The following brief description of The Peoples Bank & Trust Company 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General: The Plan is a defined contribution plan covering substantially all employees of Renasant Corporation (formerly known as The Peoples Holding Company and referred to herein as the “Company”). Employees who have completed six months of service and are age twenty-one or older are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 16, 2004, the board of directors of the Company approved a plan to change the name of the Company from “The Peoples Holding Company” to “Renasant Corporation.” The change of the Company’s name became effective on April 19, 2005.

On December 16, 2004, the board of directors of The Peoples Bank & Trust Company approved a plan to change the name of “The Peoples Bank & Trust Company” to “Renasant Bank” and “The Peoples Insurance Agency” to “Renasant Insurance, Inc.” As such, The Peoples Bank & Trust Company is referred to as Renasant Bank and The Peoples Insurance Agency is referred to as Renasant Insurance, Inc. throughout the remainder of the financial statements.

Transfers from Merged Plans: On January 1, 2005, the Company completed its acquisition of Heritage Financial Holding Corporation (“Heritage”), a bank holding company headquartered in Decatur, Alabama. Effective January 1, 2005, the Plan was amended to make all newly acquired eligible employees of Heritage participants of the Plan.

On December 31, 2004, the Company merged two benefit plans which it sponsors, The Peoples Bank & Trust Company Employee Stock Ownership Plan and The Peoples Bank & Trust Company Money Purchase Pension Plan, into the Plan. The transfer of the net assets of the two merged benefit plans is shown as an addition to the net assets of the Plan for the year ended December 31, 2004. At the date of transfer, the Employee Stock Ownership Plan and Money Purchase Pension Plan had net assets of $13,146,472 and $6,404,866, respectively. The merged assets from these plans will remain non-participant directed investments.

On July 1, 2004, the Company acquired 100% of the voting interest of Renasant Bancshares, Inc. (“Renasant Bancshares”), a bank holding company headquartered in Germantown, Tennessee, in a business combination accounted for under the purchase method of accounting. Effective July 1, 2004, the Plan was amended to make all newly acquired eligible employees of Renasant Bancshares participants of the Plan.

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE A – DESCRIPTION OF PLAN (Continued)

Contributions: Each year, participants may contribute up to the applicable IRS limits, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The employer matches 100% of each employee’s salary deferral contribution up to four percent of each employee’s compensation. The Company, at its discretion, may make a discretionary profit sharing contribution to the non-participant directed investments for the benefit of the participants. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of the employer contribution and plan earnings/losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately 100% vested in salary deferral contributions and earnings allocated to those accounts. Vesting in matching employer contributions and profit sharing contributions is based on a six year graduated schedule.

Payment of Benefits: Upon termination of service with the employer, a participant may elect to receive a lump-sum distribution of his or her entire vested account balance. Benefits are recorded when paid.

Participant Notes Receivable: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their deferral account balance. Loan availability is generally limited to hardship restrictions. Loan terms range from 1 to 5 years unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at prime plus one. Principal and interest is paid ratably through payroll deductions.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Investment Valuation: Quoted market prices are used to value investments. The Company’s common stock is traded on the NASDAQ under the trading symbol “RNST” and is valued using the closing price on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis.

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Forfeitures: Forfeitures of non-vested employer match contributions will reduce employer match contributions. Forfeitures of non-vested employer profit sharing contributions will be allocated to other participants based on compensation. There were forfeitures pending in the amount of $44,136 at December 31, 2005. There were no forfeitures pending at December 31, 2004. The forfeitures were used to reduce the company contribution.

Administrative Expenses: The Plan sponsor absorbs all of the administrative expenses of the Plan. Such expenses have historically been comprised of fees of audit, custody and recordkeeping services.

Risks and Uncertainties: The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, all employees will become 100% vested in their accounts.

NOTE D – TAX STATUS

The Plan obtained its latest determination letter on July 3, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE E – INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004, are as follows:

	2005	2004
Renasant Corporation Common Stock, 470,976 and 491,533 shares, respectively (65,536 shares participant directed; 405,440 shares non-participant directed at December 31, 2005; 97,070 shares participant directed; 394,463 shares non-participant directed at December 31, 2004)	$14,896,971	$16,269,742

*Federated Max-Cap Index SS, 91,588.05 and 94,908.573 shares, respectively	2,128,720	2,240,848

*Federated Total Return Bond SS, 150,942.349 and 117,178.430, respectively	2,119,585	1,726,786

*	Participant directed

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(150,208) and $497,712, respectively, as follows:

	2005	2004
Appreciation (depreciation) in fair value:
Employer securities	$(692,011)	$(87,197)
Registered investment companies	529,217	472,533
Common stocks	12,586	112,376

	$(150,208)	$497,712

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE F – NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	2005	2004
Net assets:
Employer securities	$12,824,067	$13,056,725
Common stock	3,795,502	4,071,812
Fixed income securities	2,120,883	2,046,476
Contribution receivable	1,595,457	—
Interest-bearing cash	104,314	50,335

	$20,440,223	$19,225,348

Year Ended December 31, 2005
Changes in net assets:
Contributions	$1,595,457
Dividends	401,865
Interest	112,452
Net depreciation	(281,731)
Benefits paid to participants	(613,168)

$1,214,875

NOTE G – RELATED PARTY TRANSACTIONS

Renasant Corporation sponsors the Plan. Renasant Corporation common stock is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Federated Investors, Inc., and related subsidiaries act as custodian and a clearing house for the Plan, as well as investment advisor for certain of the Plan’s investments.

NOTE H – SUBSEQUENT EVENT

Effective April 18, 2006, the board of directors of the Company approved a resolution to change the name of the Plan from “The Peoples Bank & Trust Company 401(k) Plan” to “Renasant Bank 401(k) Plan.”

SUPPLEMENTAL SCHEDULE

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

EIN 64-0220550              PLAN 004

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Baron	Registered Investment Co. Baron Growth Fund	**	$331,907
*	Federated	Registered Investment Co. Federated Cap Appreciation A	**	970,301
*	Federated	Registered Investment Co. Federated Mortgage SS	**	839,766
*	Federated	Registered Investment Co. Federated Max Cap Index SS	**	2,128,720
*	Federated	Registered Investment Co. Fed US Government Sec 1-3YRS SS	**	319,991
*	Federated	Registered Investment Co. Federated Stock Trust Fund	**	617,767
*	Federated	Registered Investment Co., Fed International Equity Fund	**	702,079
*	Federated	Registered Investment Co. Federated Total Return Bond SS	**	2,119,585
*	Federated	Registered Investment Co. Federated Intl High Income A	**	348,427
*	Federated	Registered Investment Co. Federated Kaufmann A	**	850,404
*	Federated	Registered Investment Co. Federated Prime Obligations SS	**	457,932
*	Janus	Registered Investment Co. Janus Adviser Forty Fund	**	570,601
*	Lord Abbett	Registered Investment Co. Lord Abbett Mid-Cap Value A	**	279,924
*	MFS	Registered Investment Co. MFS International Value A Fund	**	755,917

THE PEOPLES BANK & TRUST COMPANY 401(k) PLAN

EIN 64-0220550              PLAN 004

SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR) (continued)

DECEMBER 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Robertson Stephens	Robertson Stephens Investment Trust Partners Fund	**	$749,084
*	Constellation	Constellation Clover Small Cap Fund	**	93,761
*	Renasant Corporation	Interest Bearing Cash	**	81,433
*	Renasant Corporation	Renasant Corporation Common Stock	**	2,072,904
*	Renasant Corporation	Interest Bearing Cash	$104,314	104,314
*	Renasant Corporation	Renasant Corporation Common Stock	4,747,248	12,824,067
*	Renasant Corporation	Common Stocks, Various	3,336,371	3,795,502
*	Renasant Corporation	Fixed Income Securities, Various	2,192,241	2,120,883
*	Participant Loans	Range of interest rates from 5% to 10%	**	21,664

			$10,380,174	$33,156,933

*	Denotes party-in-interest
**	Cost information has been omitted for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

THE PEOPLES BANK & TRUST
COMPANY 401(K) PLAN

Date: June 28, 2006	/s/ Hollis Ray Smith
Hollis Ray Smith
Division Vice President
Human Resources Department